# Grid Reliability for Albany

## Regulation Crowdfunding Form C

## Offering Statement

Adaptive Infrastructure Inc. - Pre-Development Loan

Target Offering Amount: $100,000.00

Maximum Offering Amount: $124,000.00

Interest Rate per Year: 11.25%

Maturity Date: 01/01/2028

Minimum Investment: $10

Incremental Amounts: $1

# Table of Contents

# Disclosures

A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words estimate, project, believe, anticipate, intend, expect, and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

# Updates

If applicable, any updates on the status of this Offering may be found on the Climatize Platform https://climatize.earth/.

# About this Form C

The Offering is being made through Climatize Earth Securities LLC ("<u>Climatize</u>") in its capacity as a registered funding portal intermediary. Information about Adaptive Infrastructure Inc. (the "<u>Issuer</u>") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents are attached as exhibits and may be updated from time to time and which are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only, and as such, may be selective and incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents which materially affects Investor rights.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and US territories. Restrictions on reselling are detailed in <u>Appendix 1</u>.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. Section 227.100 et seq., in common financial usage or as defined in <u>Appendix 5</u>.

# Attestations

## Requirements for Filing Form C

The Issuer, with its principal place of business at 19400 Buckingham Way, Germantown, Maryland, 20874 and its website address https://www.adaptiveinfrastructurepartners.com/ has certified that all following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1.  It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2.  It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3.  It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4.  It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5.  It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).

6.  It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7.  It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

### Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Date: 2025-08-29 _____

*Morris Cox*

_____

Morris Cox
CEO
Adaptive Infrastructure Inc.

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

# Business

## Description of Business

This investment is in the Issuer, Adaptive Infrastructure Inc..

### About Adaptive Infrastructure Inc.

Adaptive Infrastructure Inc. ("Adaptive") is a clean energy development company focused on building resilient infrastructure that supports the transition to a low-carbon grid. Adaptive develops, finances, and operates distributed energy storage projects that provide reliable power where it is most needed. By advancing energy storage systems, Adaptive supports utilities and communities in addressing grid congestion, ensuring energy reliability, and enabling greater integration of renewable energy.

Adaptive is the sponsor and guarantor of the Grid Reliability for Albany project. The company brings together expertise in project finance, engineering, and energy market operations to deliver solutions that align with utility requirements and community needs. Adaptive's business model is centered on creating long-term value by progressing projects from early development through financing and construction, securing revenue contracts, and delivering operational assets.

### About Grid Reliability for Albany

The Grid Reliability for Albany project, also referred to as the New Krumkill Battery Energy Storage System (BESS), is a planned **2.2 MW / 9.0 MWh front-of-the-meter energy storage facility** located at **13 Hopi Street, Albany, New York**. The project is being advanced in response to a National Grid Non-Wires Alternative (NWA) Request for Proposals. Once operational, the facility is expected to deliver grid reliability services under a five-year contract, supporting system stability in the Albany region and helping defer more costly traditional grid upgrades.

Proceeds from this offering will fund pre-development activities critical to advancing the project to financial close. These activities include interconnection applications, zoning and permitting, environmental assessments, engineering studies, and community engagement. By reaching these milestones, Adaptive will position the project to secure construction financing and long-term offtake agreements.

The total pre-development cost for the project is estimated at approximately **$217,345**, with total construction costs projected at **$2.69 million**. Adaptive is contributing over **$2.08 million in sponsor equity** toward the project. Through this offering, investors will help bridge the gap between early-stage development and full project financing, supporting a clean energy project designed to strengthen the local grid and enable more renewable energy deployment in New York.

# The Offering

## Purpose of the Offering

The Offering will provide pre-development capital to fund critical early-stage activities for the Grid Reliability for Albany project. Proceeds will be applied toward site control finalization, permitting, interconnection applications, engineering studies, and related professional services necessary to advance the project to financial close.

Nothing in this Offering or the Promissory Note shall be construed as a guarantee that the Project Portfolio will be completed, achieve commercial operation, or generate revenue. The Issuer shall not be liable for failure to complete any specific project provided that proceeds have been used in accordance with the Offering Materials.

## Use of Proceeds

The Issuer is seeking to raise $100,000.00 (the "Target Offering Amount") to $124,000.00 (the "Maximum Offering Amount").

|  | Target Offering Amount | Maximum Offering Amount |
|---|---|---|
| Net Proceeds | $93,000.94 | $115,636.79 |
| Origination Fee (5%) | $4,650.05 | $5,781.84 |
| Servicing Fee (0.5% annually) | $930.01 | $1,156.37 |
| Other Expenses | $1,425 | $1,425 |
| **Total Offering Proceeds** | **$100,000.00** | **$124,000.00** |

### Use of Net Proceeds: Projects

Fund the pre-development of Grid Reliability for Albany.

### Use of Net Proceeds: Legal & Accounting

Issuer will cover legal, accounting, insurance, and related compliance costs.

### Financing Terms

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

# Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

**Morris Cox**

Principal Occupation: Founder, Adaptive Infrastructure Inc.
Employer: Adaptive Infrastructure Inc.
Dates of Service: October 2022 – Present
Employer's Principal Business: Battery Energy Storage and Renewable Infrastructure Development
Responsibilities: Leads development of distributed battery energy storage systems across the U.S., including a 200 MW portfolio in Texas. Oversees strategy, project development, and financing activities.

Employer: Octopus Renewables (London, UK)
Principal Business: Renewable energy investment and asset management
Title: Senior Associate
Dates of Service: December 2021 – September 2022
Responsibilities: Managed and originated renewable energy investments across Europe, supporting one of the largest portfolios of solar and onshore wind assets. Worked with a 70+ person team managing over 250 generating companies and £250m+ in revenue.

Employer: Natixis CIB Americas (New York, NY)
Principal Business: Debt capital markets and infrastructure finance
Title: Vice President, Origination & Structuring – Infrastructure
Dates of Service: July 2018 – December 2021
Responsibilities: Structured and arranged debt financings for infrastructure and energy projects across North and Latin America. Advised sponsors including Engie, Tokyo Gas, Cheniere Energy, and EIG Global Energy Partners. Supported utility-scale solar, wind, and natural gas pipeline financings.

Employer: BlocPower (New York, NY)
Principal Business: Clean energy retrofits and distributed energy projects
Title: Chief Investment Officer
Dates of Service: January 2013 – June 2018
Responsibilities: Oversaw capital raising and project financing for clean energy retrofits and microgrids in multifamily and commercial buildings across the U.S. Structured equity and debt investments, secured third-party project financing, and managed investor relations. Projects included a $10m Bronx Healthy Buildings Fund, a $50m NYC community microgrid with solar and battery storage, and financing for 300+ individual retrofit projects statewide.

Employer: Lightview Capital (New York, NY)
Principal Business: Private equity investment in business services and technology sectors

Title: Associate
Dates of Service: January 2013 – February 2014
Responsibilities: Conducted investment screening, due diligence, and financial modeling for middle-market acquisition opportunities. Supported management teams with post-acquisition growth planning and structured financing.

## Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Morris Cox is the sole owner of Adaptive Infrastructure Inc. and holds 100% of the voting power.

## Current Employees

As of the date of this Form C, the issuer currently has zero (0) full-time employees. The Issuer does not currently employ any part-time or seasonal staff.

# Terms of the Offering

## Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

## Security

- Instrument: Pre-Development Loan

- Target Offering Amount: $100,000.00

- Maximum Offering Amount: $124,000.00

- Interest Rate: 11.25% per annum (fixed)

- Offering Period: 08/28/2025 to 11/26/2025 ("Offering Close Date")

- Term: 24-months from the Issuance Date (the first day immediately following the Offering Close Date)

The Notes are governed by a Promissory Note, Term Sheet, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents.

## Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

## Terms & Conditions:  Pre-Development Loan

Summary Description. This Offering provides pre-development financing through promissory notes (the "Notes") to support the early-stage development of the **Grid Reliability for Albany (New Krumkill BESS)** project.

Proceeds will fund permitting, interconnection filings, zone approvals, environmental and engineering studies, and related professional services. The Notes are intended as a bridge to financial close or tax equity investment. Repayment is expected to occur at or before maturity through proceeds of project financing.

The Notes are secured obligations of the Issuer, supported by project-related collateral and guaranteed by Adaptive Infrastructure Inc.. Nothing in this Offering or the Promissory Note shall be construed as a guarantee that the Project will be completed, achieve commercial operation, or generate revenue.

Repayment Terms.

- **Interest Only:** The Notes bear interest at **11.25% per annum**, payable quarterly on January 1, April 1, July 1, and October 1.

- **Maturity:** All outstanding principal and accrued interest are due in full on the **24-month maturity date**.

- **Payment Reserve:** A Payment Reserve Account will be funded with at least one quarterly interest payment and maintained in accordance with the Payment Waterfall.

Collateral.

The Notes are secured by certain development-stage assets and contractual rights of the Project, including:

- All project equipment, systems, and related infrastructure components (if applicable)
- Interconnection queue positions, deposits, and fees
- Material project contracts including EPC, O&M, and site control agreements
- Any leasehold mortgage, easement, or real property rights related to the site
- Equity interests in the Issuer or project entity
- The Payment Reserve Account

The Issuer's obligations are also **guaranteed by Adaptive Infrastructure Inc.**. Investor rights to collateral may be subordinated in the future to a senior lender pursuant to a Subordination or Intercreditor Agreement.

Use of Proceeds Restrictions.

Proceeds must be used solely for pre-development expenditures of the Albany project, including:

- Site control, title work, and related real estate documentation
- Permitting and zoning approvals
- Environmental assessments and engineering studies
- Utility interconnection applications, deposits, and milestone payments
- Professional consulting, legal, and accounting fees
- Capitalization of the Payment Reserve Account

Proceeds may not be used for general administrative overhead, salaries, or unrelated corporate expenses.

Permitted Financing and Distributions.

The Issuer may obtain tax equity, construction debt, or project-level financing for the Albany project. These financings will not trigger acceleration or prepayment of the Notes, provided the Issuer remains current on obligations and collateral is not impaired. Distributions may not be made from Offering proceeds and must comply with the Payment Waterfall.

<u>Payment Waterfall</u>.

Distributions from the Payment Reserve Account and project cash flows will follow this order of priority:

1. Reimbursement of unpaid administrative or compliance expenses
2. Accrued interest payable to Investors
3. Principal repayment to Investors
4. Replenishment of the Payment Reserve Account
5. Any remaining balance to the Issuer, provided no default exists

## Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued interest become immediately due and payable. "Change of Control" includes:

- Sale of all or substantially all of the Issuer's assets or equity
- Change in more than 50% of the voting power of the Issuer
- Merger or reorganization where existing control is diluted below 50%

## Default

<u>Event of Default.</u> Failure to pay interest or principal, breach of obligations, insolvency, fraud or misrepresentation, improper use of proceeds, loss of required permits, or dissolution of the Issuer.

<u>Notice of Default</u>. Issuer must notify Investors within 5 days of any default or material adverse event.

<u>Remedies</u>. Subject to a 30-day cure period, Climatize (as Administrative Agent) may accelerate repayment, apply reserve funds, or enforce collateral rights. Default interest accrues at the contractual rate + 2%.

## Description of Securities

The securities are **promissory notes** representing fixed-income obligations of the Issuer. Noteholders are creditors, not equity holders, and have no ownership or conversion rights. In bankruptcy or liquidation, Noteholders rank above equity holders but may be subordinated to any future senior lenders. Repayment is not guaranteed and depends on available cash flows and enforceable collateral rights.

## Limitations on Voting Rights

Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

**Modification and Termination**

The Issuer may not modify the Notes after closing. Any material changes prior to closing require investor reconfirmation under Regulation Crowdfunding.

**Transfer Restrictions Under Regulation CF**

The securities may not be during the first year except:

● The Issuer

● An accredited investor

● As part of a registered offering

● To a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers require prior written consent from the Issuer to ensure accurate investor records.

**Valuation Methodology**

The Notes are issued at **par value (principal invested)** with an interest rate of **11.25% per annum**, reflecting market terms for early-stage, development-risk project finance securities.

# Financial Condition

## Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

## Financial Condition of the Issuer and Financial Statements

The financial statements of Adaptive Infrastructure Inc. for the fiscal years ended December 31, 2023, and December 31, 2024, have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and are included in Appendix.

### Financial Milestones & Anticipated Revenues

The Issuer is an **early-stage development company**. It has not yet generated operating revenues, as its activities to date have focused on establishing operations, advancing project development, and covering organizational and professional costs. Expenses during this period reflect investment in contract labor, legal and accounting services, travel, and software needed to prepare the company to advance projects like the Grid Reliability for Albany initiative.

### Cash Flows

Operating activities in both 2023 and 2024 resulted in modest cash outflows. The Issuer has maintained liquidity primarily through shareholder support and small working capital contributions. Cash on hand at year-end was limited, reflecting the lean operating structure typical of early-stage developers.

### Liquidity and Capital Resources

The Issuer's operations to date have been financed through shareholder loans and direct contributions. Going forward, liquidity will be dependent upon the proceeds of this Offering, sponsor equity contributions, and potential future project-level financing. A Payment Reserve Account will be funded at issuance with at least one quarterly interest payment to support Note servicing.

### Use of Funds for This Offering

Offering proceeds will be applied to pre-development expenditures for the Grid Reliability for Albany project, including:

Site control and title work

Zoning, permitting, and community engagement

Environmental and engineering studies

Utility interconnection deposits and milestone payments

Legal, accounting, and professional consulting

Capitalization of a Payment Reserve Account

Proceeds may not be used for unrelated general administrative overhead, salaries, or distributions.

**Capitalization and Indebtedness**

The Issuer has funded operations to date primarily through shareholder loans and short-term working capital facilities. It does not have senior institutional debt outstanding. The Notes issued under this Offering will be secured obligations of the Issuer, guaranteed by Adaptive Infrastructure Inc.. Investor claims may be subordinated in the future if a senior lender is engaged, as contemplated in the Term Sheet.

# Regulatory Information

## Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

## Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

## Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://www.adaptiveinfrastructurepartners.com/.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1.  The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2.  The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3.  The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4.  All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5.  The Issuer liquidates or dissolves in accordance with applicable state law.

## Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

- A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

- An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

## Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

# Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

### Project-Stage Risk

The Grid Reliability for Albany project is in the pre-development stage. There is no guarantee that it will reach notice-to-proceed (NTP), obtain required permits, secure interconnection, or achieve financial close. If the Project does not advance, Investors may lose their entire investment.

### Interest-Only Structure and Balloon Payment

The Notes pay interest only during the term, with all principal due as a balloon payment at maturity. If the Project fails to secure construction financing or tax equity investment, the Issuer may not have sufficient funds to repay principal at maturity.

### No Current Revenue

The Project is not yet operational and does not generate cash flow. Repayment is not supported by ongoing revenues but depends on future financing and successful project advancement.

### Use of Funds Risk

Proceeds will fund early-stage activities such as permitting, interconnection deposits, environmental studies, and professional services. These activities do not generate revenue and are dependent on the Issuer's ability to raise future capital and execute the Project.

### Collateral Liquidity Risk

The Collateral consists of pre-development assets, including site control agreements, interconnection rights, deposits, and project contracts. These assets are illiquid and may have limited value in a default scenario. Recovery for Investors may be partial or unavailable.

**Payment Waterfall and Reserve Account Limitations**

Repayments follow a strict Payment Waterfall. Distributions to Investors are subordinate to servicing fees, reserve requirements, and other obligations. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

**Issuer Liquidity Risk**

The Issuer has limited working capital and relies on shareholder loans and new financing. Delays in securing follow-on capital or construction debt could impair repayment of the Notes.

**Change of Control Risk**

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

**Offering Failure Risk**

If the Target Offering Amount is not met, the Offering will be canceled, and no Notes will be issued. Although funds will be refunded, project timelines may be disrupted.

**Key Personnel Risk**

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

**Regulatory Risk**

Energy storage policies, interconnection requirements, and utility contracting rules may change. Adverse developments could impact project feasibility.

**Crowdfunding Transfer Limitations**

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

**No Equity Participation**

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

**No Voting or Governance Rights**

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

# Exhibit A – Promissory Note

*(Full text of this Promissory Note can be provided upon request. The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)*

# Exhibit B – Term Sheet

*(Full text of this Term Sheet can be provided upon request. The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)*

# Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

## Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

## Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

## Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the Investor. An Investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow agent, until the Offering closes.

## Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

## Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

# Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

# Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

# Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

## Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

## Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

# Appendix 2 – Loan Amortization

The amortization schedule can be found in the Table below.

*Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.*

| Payment | Date | Interest Payment | Principal Payment | Total Payment | Remaining Balance |
|---|---|---|---|---|---|
| 1 | 01/01/2026 | $1,375.89 | 0 | $1,375.89 | $124,000.00 |
| 2 | 04/01/2026 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 3 | 07/01/2026 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 4 | 10/01/2026 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 5 | 01/01/2027 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 6 | 04/01/2027 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 7 | 07/01/2027 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 8 | 10/01/2027 | $3,487.50 | 0 | $3,487.50 | $124,000.00 |
| 9 | 01/01/2028 | $3,487.50 | $124,000.00 | $127,487.50 | $0.00 |

# Appendix 3 – Financial Statements

# 2023 Monthly Balance Sheet

Adaptive Infrastructure Inc
Jan - Dec 2023

Prepared on
July 16, 2025

# Balance Sheet

As of December 31, 2023

| | Total |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| BUS COMPLETE CHK (1909) - 1 | 719.08 |
| **Total Bank Accounts** | **719.08** |
| **Total Current Assets** | **719.08** |
| **TOTAL ASSETS** | **$719.08** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| Business Gold Card (1008) - 2 | 0.00 |
| **Total Credit Cards** | **0.00** |
| **Other Current Liabilities** | |
| Short-term loans from shareholders | 4,500.00 |
| **Total Other Current Liabilities** | **4,500.00** |
| **Total Current Liabilities** | **4,500.00** |
| **Total Liabilities** | **4,500.00** |
| **Equity** | |
| Retained Earnings | |
| Net Income | -3,780.92 |
| **Total Equity** | **-3,780.92** |
| **TOTAL LIABILITIES AND EQUITY** | **$719.08** |

# 2023 Monthly Cash Flow Statement

Adaptive Infrastructure Inc
Jan - Dec 2023

Prepared on
July 16, 2025

# 2023 Monthly Income Statement

Adaptive Infrastructure Inc
Jan - Dec 2023

Prepared on
July 16, 2025

# 2024 Monthly Balance Sheet

Adaptive Infrastructure Inc
Jan - Dec 2024

Prepared on
July 16, 2025

# Balance Sheet

As of December 31, 2024

| | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| BUS COMPLETE CHK (1909) - 1 | 336.71 |
| **Total Bank Accounts** | **336.71** |
| **Other Current Assets** | |
| Inventory Asset | 1,000.00 |
| **Total Other Current Assets** | **1,000.00** |
| **Total Current Assets** | **1,336.71** |
| **TOTAL ASSETS** | **$1,336.71** |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Credit Cards** | |
| Business Gold Card (1008) - 2 | -14,594.60 |
| **Total Credit Cards** | **-14,594.60** |
| **Other Current Liabilities** | |
| Short-term loans from shareholders | 33,800.00 |
| **Total Other Current Liabilities** | **33,800.00** |
| **Total Current Liabilities** | **19,205.40** |
| **Total Liabilities** | **19,205.40** |
| **Equity** | |
| Retained Earnings | -3,780.92 |
| Net Income | -14,087.77 |
| **Total Equity** | **-17,868.69** |
| **TOTAL LIABILITIES AND EQUITY** | **$1,336.71** |

# 2024 Monthly Cash Flow Statement

Adaptive Infrastructure Inc
Jan - Dec 2024

Prepared on
July 16, 2025

# Statement of Cash Flows

January - December 2024

|  | Total |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -14,087.77 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Inventory Asset | -1,000.00 |
| Business Gold Card (1008) - 2 | -14,594.60 |
| Short-term loans from shareholders | 29,300.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **13,705.40** |
| **Net cash provided by operating activities** | **-382.37** |
| **NET CASH INCREASE FOR PERIOD** | **-382.37** |
| Cash at beginning of period | 719.08 |
| **CASH AT END OF PERIOD** | **$336.71** |

# 2024 Monthly Income Statement

Adaptive Infrastructure Inc
Jan - Dec 2024

Prepared on
July 16, 2025

# Profit and Loss

January - December 2024

|  | Total |
|---|---:|
| **INCOME** | |
| Total Income | |
| **GROSS PROFIT** | **0.00** |
| **EXPENSES** | |
| Contract labor | 5,850.00 |
| General business expenses | |
|    Bank fees & service charges | 617.50 |
|    Memberships & subscriptions | 1,634.20 |
|   **Total General business expenses** | **2,251.70** |
| Interest paid | 0.44 |
| Legal & accounting services | 211.99 |
|    Legal Fees | 374.00 |
|   **Total Legal & accounting services** | **585.99** |
| Meals | 216.47 |
| Office expenses | |
|    Software & apps | 735.86 |
|   **Total Office expenses** | **735.86** |
| Rent | 1,139.17 |
| Travel | |
|    Airfare | 2,107.57 |
|    Hotels | 1,200.57 |
|   **Total Travel** | **3,308.14** |
| **Total Expenses** | **14,087.77** |
| **NET OPERATING INCOME** | **-14,087.77** |
| **NET INCOME** | **$ -14,087.77** |

# Appendix 4 – Material Information





◉ Goal

This project offering will strengthen the local grid by providing clean, fast-response battery storage that reduces strain during peak demand, lowers reliance on fossil-fuel peaker plants, and enables greater integration of renewable energy in New York. Proceeds must be used solely for pre-development expenditures of the Albany project. Phase I is set to go live in 2026 at 0.2 MW / 0.7 MWh, with a planned expansion to 2.2 MW / 9.0 MWh by 2030. This first investment offering will fund critical pre-development expenses, helping us move from planning to execution with a secured revenue agreement already in place.


New Krumkill Grid Reliability Battery
Land Footprint and BESS Project Footprint for National Grid NY Non-Wires Alternatives Project
Legend
Existing National Grid NY Transmission Line
Existing New Krumkill Substation
Proposed Hopi St BESS parcel
Utility-Awarded New Krumkill BESS Project

Albany, NY

No product update page.

**Adaptive Infrastructure Partners (AIP)**

We specialize in innovative, future-ready infrastructure solutions for the electric distribution grid. We've partnered with Stem, Globus Thenken, Moment Energy, and Unified Ground to deliver a scalable, cost-effective Non-Wires Alternative (NWA) solution at the New Krumkill Substation in Albany, NY.

Interest: 11.25%

Term: 24 months

Goal: $ 124000

Investors:

Minimum Goal: $ 100000

Funded: $ 0

Project Timeline

| | |
|---|---|
| Cancellation | 11/24/2025, 11:59:00 PM |
| Funding | 11/26/2025, 11:59:00 PM |
| Term Conversion (distributions start) | 1/1/2026, 11:59:00 PM |
| Maturity (distributions end) | 1/1/2028, 11:59:00 PM |

(all times are local)

Financial Details

The investment consists of a 24-month interest-only loan that pays investors quarterly interest payments at an annual rate of 11.25%, scheduled for January 1, April 1, July 1, and October 1 following the funding date. At the end of the term, investors will receive a final lump-sum payment that includes any accrued interest and the full return of principal. There is no prepayment penalty.

Financial Documents

Form C
*Grid Reliability for Albany*

Project Summary
*Grid Reliability for Albany*

Impact Statement (shown in welcome email)

This project offering will strengthen the local grid by providing clean, fast-response battery storage that reduces strain during peak demand, lowers reliance on fossil-fuel peaker plants, and enables greater integration of renewable energy in New York.

🌐

No product update page.

### Adaptive Infrastructure Partners (AIP)

We specialize in innovative, future-ready infrastructure solutions for the electric distribution grid. We've partnered with Stem, Globus Thenken, Moment Energy, and Unified Ground to deliver a scalable, cost-effective Non-Wires Alternative (NWA) solution at the New Krumkill Substation in Albany, NY.

Team Members



**Morris Cox**

*Founder*

Project Id: 00028

# Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"Accredited Investor" means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"Administrative Agent" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"Balloon Payment" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"Change of Control" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"Clawback" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"Collateral" means development-stage assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account.

"Default" means a failure to perform under the terms of the Note, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"Disqualifying Event" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"Early Close" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"Escrow Agent" means North Capital Securities, the third-party provider responsible for holding investor funds until the Offering's close.

"Interest Rate" means the fixed annual interest rate applied to the principal balance of the Note, payable quarterly.

"Investor or Noteholder" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"Issuance Date" means the date on which the Offering closes and the Note is issued, starting the 24-month loan term.

"Issuer" means Adaptive Infrastructure Inc., the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 24 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit B, it is interest-only, secured, and subordinated.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount of $100,000.00, and the Maximum Offering Amount of $124,000.00.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights.

"Servicing Fee" means a 0.50% annual fee on the initial loan principal that is paid to Climatize for its role as intermediary and Administrative Agent.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit C.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.

# Audit trail

## Details

| | |
|---|---|
| FILE NAME | formc_gridreliabilityforablany.pdf - 8/29/25, 11:35 AM |
| STATUS | 🟢 Signed |
| STATUS TIMESTAMP | 2025/08/29<br>14:09:55 UTC |

## Activity

| | | |
|---|---|---|
| **SENT** | alba@climatize.earth **sent** a signature request to:<br>• Morris Cox (morris@adaptiveinfrastructurepartners.com) | 2025/08/29<br>09:35:59 UTC |
| **SIGNED** | **Signed** by Morris Cox (morris@adaptiveinfrastructurepartners.com) | 2025/08/29<br>14:09:55 UTC |
| **COMPLETED** | This document has been signed by all signers and is **complete** | 2025/08/29<br>14:09:55 UTC |

The email address indicated above for each signer may be associated with a Google account, and may either be the primary email address or secondary email address associated with that account.